SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                       Meridian Medical Technologies, Inc.
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                                (Name of Issuer)

                          COMMON STOCK, $.10 par value
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                         (Title of Class of Securities)

                                   589658103
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                                 (CUSIP Number)


       Robert G. Foster, 4 Milk Street, Portland, ME 04101 (207) 780-0904
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(Name, Address, Telephone  Number of Persons Authorized  to  Receive Notices and
Communications)

                                  April 1, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                Page 1 of   Pages

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CUSIP No.                      13D                  Page   of   Pages
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     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              Robert G. Foster

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*

               Not Applicable
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6        CITIZENSHIP OR PLACE OF ORGANIZATION                 United States


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      NUMBER OF SHARES                   7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                                 62,142
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                                         8          SHARED VOTING POWER

                                                         63,341
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                                         9          SOLE DISPOSITIVE POWER

                                                         62,142
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                                        10          SHARED DISPOSITIVE POWER

                                                         63,341
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               125,483
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                     [ ]


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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.82%
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     14        TYPE OF REPORTING PERSON*

               IN

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
Schedule 13D                                                    Robert G. Foster

ITEM 2.  IDENTITY AND BACKGROUND

     The reporting person's name is Robert G. Foster, a U.S. citizen. The reporting person is President and principal stockholder of Commonwealth BioVentures, Inc. ("CBI"), a Massachusetts corporation and general partner of BioVenture Partners Limited Partnership ("BPLP"), a Delaware limited partnership, which is the general partner of two Delaware limited partnerships, Commonwealth BioVentures IV Limited Partnership, a Delaware limited partnership ("Fund IV"), and Commonwealth BioVentures V Limited Partnership, a Delaware limited partnership ("Fund V"), both of which are venture capital funds. The business address for the reporting person and the entities identified above is 4 Milk Street, Portland, ME 04101.

     During the last five years, none of the entities identified in the paragraph above or the reporting person have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The number of shares of common stock of the Issuer which the reporting person may be deemed to beneficially own is 125,483 (the "Shares"), which represents approximately 2.82% of the Issuer's reported outstanding shares of common stock as of February 28, 2002. 56,800 of the Shares represent Shares which the reporting person may be deemed to have the right to acquire within 60 days. The reporting person has the sole power to vote and the sole power to dispose of 62,142 of the Shares. By virtue of the relationships described in
Item 2 above among the reporting person, Fund IV, Fund V, BVLP, and CBI, the reporting person shares the power to vote and dispose of (i) 10,484 of the Shares held in the name of Fund IV with Fund IV, BVLP and CBI, (ii) 36,297 of the Shares held in the name of Fund V with Fund V, BVLP and CBI and (iii) 1,490 of the Shares held in BVLP's name with BVLP and CBI. Additionally, the reporting person shares voting and dispositive power with respect to 15,070 shares of the Issuer's common stock held jointly by the reporting person and his former spouse. The reporting person ceased to be a beneficial owner of more than 5% of the Issuer's common stock on April 1, 2002 as a result of the transaction described in the paragraph below.

     Fund V, a venture fund, is in its last year of existence and has commenced liquidating fund investments in contemplation of its termination and winding up of its business. On April 1, 2002, Fund V distributed to its limited partners an aggregate of 150,000 shares of the Issuer's common stock registered in Fund V's name in accordance with the terms of Fund V's limited partnership agreement (the "Distribution"). The Distribution was effected solely as part of the reporting person's investment liquidation process and was not influenced by or otherwise based upon the reporting person's evaluation of the Issuer's current or anticipated business, financial, or stock price performance.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



April 2, 2002                                              /s/ Robert G. Foster
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                                                           Robert G. Foster